United States securities and exchange commission logo





                              August 17, 2023

       Sun Lei
       Chief Executive Officer
       JX Luxventure Ltd.
       Bin Hai Da Dao No. 270
       Lang Qin Wan Guo Ji Du Jia Cun Zong He Lou
       Xiu Ying District
       Haikou City, Hainan Province 570100
       People   s Republic of China

                                                        Re: JX Luxventure Ltd
                                                            Form 20-F for
Fiscal Year Ended December 31, 2022
                                                            Filed May 12, 2023
                                                            File No.001-35715

       Dear Sun Lei:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for Fiscal Year Ended December 31, 2022

       Introductory Notes, page iv

   1. We note that your definition of China and the PRC excludes Hong Kong. Please revise to clarify that the legal
and operational risks associated with operating in China also apply to operations in Hong
Kong. This disclosure may appear in the definition itself or in another appropriate discussion
of legal and operational risks applicable to the company.
       Item 3. Key Information, page 1

   2.                                                   Please disclose
prominently that you are not a Chinese operating company but a Marshall
                                                        Islands holding company
with the majority of your operations conducted by your
 Sun Lei
FirstName  LastNameSun  Lei
JX Luxventure  Ltd.
Comapany
August  17, NameJX
            2023    Luxventure Ltd.
August
Page 2 17, 2023 Page 2
FirstName LastName
         subsidiaries based in Hong Kong and China, and that this structure involves unique risks to investors. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this holding company structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of your securities to significantly decline or become worthless. Disclose clearly the entity (including the domicile) in which investors own an interest.
3. Provide prominent disclosure about the legal and operational risks associated with being
         based in or having the majority of the company   s operations in
China. Your disclosure
         should make clear whether these risks could result in a material change in your operations and/or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent
         statements and regulatory actions by China   s government, such as
those related to data
         security or anti-monopoly concerns, have or may impact the company   s
ability to conduct
         its business, accept foreign investments, or list on a U.S. or other foreign exchange.
         Please disclose the location of your auditor's headquarters and whether and how the
         Holding Foreign Companies Accountable Act, as amended by the
Consolidated
         Appropriations Act, 2023, and related regulations will affect your company. This section should address, but not necessarily be limited to, the risks highlighted in the forward-
         looking information and Risk Factors sections. Lastly, please provide cross-references to a more detailed discussion of the individual risks identified here.
4. Provide a description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries, to the parent company and U.S. investors. Provide cross-references to the consolidated financial statements. Please also include this disclosure in Item 5. Operating and Financial Review and Prospects.
5. Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you and your subsidiaries by the PRC government to transfer cash or assets. Please also include this disclosure in Item 5.
 Sun Lei
FirstName  LastNameSun  Lei
JX Luxventure  Ltd.
Comapany
August  17, NameJX
            2023    Luxventure Ltd.
August
Page 3 17, 2023 Page 3
FirstName LastName
         Operating and Financial Review and Prospects.
6. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries and investors, summarize the policies and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state that you have no such cash management policies that dictate how funds are transferred. Please also include this disclosure in Item 5. Operating and Financial Review and Prospects.
7. Please revise to provide a summary of risk factors, disclose the risks that your corporate
         structure and being based in or having the majority of the company   s
operations in China
         poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with specific cross-references (title and page) to the more detailed discussion of these risks in the annual report. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
8. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer your securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace
         Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. In doing so, explain how you arrived at your conclusion and the basis for your conclusion.
         Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii)
         inadvertently conclude that such permissions or approvals are not required, or (iii)
         applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
9. We note your disclosure starting on page 30 regarding the CSRC's recent announcement of regulations that outline the terms under which China-based companies can conduct offerings and/or list overseas. Please revise your disclosure here to reflect these recent events and explain how the regulations apply to you and your ability to operate and offer securities.
 Sun Lei
FirstName  LastNameSun  Lei
JX Luxventure  Ltd.
Comapany
August  17, NameJX
            2023    Luxventure Ltd.
August
Page 4 17, 2023 Page 4
FirstName LastName
A. Operating Results
Comparison of Fiscal Years Ended December 31, 2022, 2021, and 2020 Administrative expenses, page 68

10. We note from your disclosure that the 717.2% increase in administrative expenses is primarily due to the increase in stock-based compensation from $4.4 million to $53.3 million. Please tell us in your response and revise your disclosure to include the facts and circumstances surrounding to the increase, including the type and number of securities issued and purpose of this compensation. Please also include in your revised disclosure whether and how you expect this level of compensation to continue as a known trend.
         Include a draft of your proposed revised disclosure in your response. Refer to the guidance in Item 303(b)(2)(ii) of Regulation S-K.
Item 5. Financial Review and Prospects
Critical Accounting Policies
Revenue Recognition, page 73

11. Please tell us and revise your discussion of revenue from the sale of tourism packages and reselling airline tickets here and in note four to the financial statements to include a more fulsome analysis of why recording revenue on a gross basis as principal is appropriate under IFRS 15.B34 to B38 and related paragraphs. Include an in-depth discussion of your process of procurement and marketing for sale these tourism packages and airline tickets, including from whom you purchase them, to whom you sell them, how long you own tickets on average before selling them, and how you determine which tickets to purchase.
         You state revenue from reselling airline tickets is recognized when the performance obligation has been satisfied. Please revise to disclose when this is satisfied.
7. Segment Reporting, page F-27

12. Please revise your tabular presentation of current and non-current assets to align with your reporting segment presentation. Specifically, please separately present Technology and
         Cross-board Merchandise.
13. We note you have presented $10 million in non-current assets as "Unallocated" in the tabular presentation of current and non-current assets. Please confirm our understanding that this relates to the $10 million promissory note received for the sale of your menswear business. If our understanding is correct, please reconcile this presentation as non-current with that on the face of your balance sheet, which includes $3 million of the promissory note as "Long term due within one year" within "Other receivables and prepayments." In particular, we note the presentation in Notes 22 on page F-36 and 26 on page F-37.
14. As a related matter, please tell us if and when you received the $1 million payment that was due in November 2022, and the second payment of $2 million that was due in April
         2023. If you have not received any of these amounts, please explain to us when you expect to receive them and if you consider these amounts or any other amounts due under
 Sun Lei
FirstName  LastNameSun  Lei
JX Luxventure  Ltd.
Comapany
August  17, NameJX
            2023    Luxventure Ltd.
August
Page 5 17, 2023 Page 5
FirstName LastName
         this promissory note impaired.
15. We note that $74.3 million of sales were to customer A. Please supplementally tell us the name of customer A, the nature of their business, and whether they are related to the company or its executives or shareholders. Given the concentration of sales to this customer, please revise your risk factors to include the concentration of sales and credit risk to this customer. Please also supplementally tell us the nature of the business of your major suppliers.
Consolidated Financial Statements
Notes to the Consolidated Financial Statements
9. Cost of Revenue, page F-29

16. You disclose that cost of sales includes $78.7 million of outsourced service cost. Please tell us and revise to clarify the nature of these costs.
20. Property, Plant, and Equipment, page F-33

17. Please revise the rollforward of Investment Properties on page F-35 to include the year ended December 31, 2022.
32.Share Capital and Share Premium, page F-41

18. Please tell us how you considered the potential issuance of common shares on conversion of the preferred shares in your calculation of Earnings Per Share. On page F-42 you disclose, "The Company classified all Preferred Shares as permanent equity in the consolidated balance sheets because they are not redeemable and convertible to common stock of the Company." Please reconcile that disclosure to your description of them as being convertible in the preceding paragraphs.
19. Please revise your tabular presentation to include the number of common shares issuable on conversion of each series of convertible preferred stock.
20. We note from your disclosure in Note 36 on page F-47 that effective on April 26, 2023,
         the Company   s Common Stock began trading on the Nasdaq Capital
Market (   Nasdaq   )
         on a one-for-ten (1-for-10) reverse-split basis under the current
symbol    JXJT    but with a
         new CUSIP number, and that the EPS figures showed in the financial statements are calculated based on the number of shares after reverse-split. Please tell us whether all share numbers as well as conversion rates have been retrospectively restated to reflect this reverse-split.
21. Please revise your description of issuance of common shares to include the price per share at which these were issued.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Sun Lei
JX Luxventure Ltd.
August 17, 2023
Page 6

       You may contact Amy Geddes at 202-551-3304 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at 202-551-6022 or Donald Field at 202-551-3680 with any other questions.



FirstName LastNameSun Lei                                Sincerely,
Comapany NameJX Luxventure Ltd.
                                                         Division of
Corporation Finance
August 17, 2023 Page 6                                   Office of Trade &
Services
FirstName LastName